SHEARMAN & STERLING LLP
Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES | 75008 PARIS

[redacted] | T +33.1.53.89.70.00 | F +33.1.53.89.70.70 | TOQUE J006

March 8, 2006

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find a press release dated March 6, 2006 announcing a strategic partnership between Arcelor and SNI for the development of Sonasid and a press release dated March 8, 2006 announcing that 98.5% of Dofasco's common shares have been deposited to Arcelor's offer to acquire all of Dofasco's outstanding common shares.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel Orillac

Enclosure
cc: Regis Ramseyer
Arcelor SA

arcelor

Press release

Morocco: Strategic partnership between Arcelor and SNI for the development of Sonasid

Luxembourg/Casablanca, 6 March 2006 – On 3 March 2006, Arcelor, Société Nationale d'Investissement (SNI, Morocco) and the reference shareholders of Sonasid (MAMDA-MCMA, Axa Assurances Maroc, RMA-Watanya, CIMR, and Attijariwafabank) have signed a strategic partnership agreement for the development of Sonasid (Société Nationale de Sidérurgie). The main objective of the agreement is to consolidate and develop the position of Sonasid on the Moroccan market and to allow it to benefit from the transfer of Arcelor's technologies and skills in the long carbon steel product sector. Furthermore, Arcelor and SNI have agreed to jointly analyse the possibility of Sonasid becoming a platform for future developments in the region.

This ambitious project will be value accretive for Sonasid and for all its shareholders. It will enable Arcelor to strengthen its positions in markets with a high growth potential.

This agreement foresees, in particular, that, subject to the fulfilment of certain suspensive conditions, Arcelor, SNI and the reference shareholders will group their respective stakes in Sonasid's capital by transferring their Sonasid shares, at a price of MAD 1,350 per share, to a holding company specifically created for the purpose.

Concomitantly, Arcelor will subscribe a reserved all-cash capital increase, after which the capital of the holding company will be distributed 50/50 between Arcelor and the group of shareholders formed by SNI and the current reference shareholders of Sonasid. These operations are conditional upon the authorisation of the competition authorities.

At the end of this stage, the holding company will hold 64.86% of Sonasid's capital.

In compliance with the Moroccan stock exchange regulations, the holding company will make a take-over bid for all the remaining shares of Sonasid.

The conditions for this take-over bid will the same as for the transfers of Sonadid shares to the holding company by Arcelor, SNI and the reference shareholders, i.e. MAD 1,350 per share. This operation will be subject to the decision of the Conseil Déontologique des Valeurs Mobilières regarding the admissibility of the bid.

About Sonasid

Société Nationale de Sidérurgie (Sonasid) is the reference player in the Moroccan steel industry. The company holds a leading position in the long products sector (rebars and wire-rod), with a production capacity of around 1.4 million tonnes per year, and a turnover of close to 4 billion dirhams (approximately 374 million euros[1]) in 2004.
The company is listed on the Casablanca stock exchange, and its current market capitalisation amounts to close to 5.2 billion dirhams.

[1] Based on an exchange rate of 1€ = 10.99 MAD at March 1, 2006

About Société Nationale d'Investissement

Created in 1966, Société Nationale d'Investissement (SNI) is a financial holding company listed on the Casablanca stock exchange, which actively participates in projects that are value accretive for the country.
The main items in SNI's portfolio are its investments in ONA, Lafarge Maroc and Sonasid. The company is the main shareholder of Groupe ONA, the first private industrial and financial group in Morocco.
At 31 December 2004, the consolidated turnover of the company amounted to 1.7 billion dirhams (approximately 155 million euros), with a consolidated net profit of 467 million dirhams (approximately 43 million euros).

About Arcelor

Arcelor is the number one steel company in the world with a turnover of 32.6 billion euros in 2005. The company holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. Arcelor employs 96,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

Corporate Communications		***Investor relations***	
Phone: +352 4792 5000		Martine Hue:	+352 4792 2151
E-mail: press@arcelor.com			00 800 4792 4792
			+33 1 41 25 98 98
Patrick Seyler:	+352 4792 2360		
Luc Scheer:	+352 4792 4455	E-mail: investor.relations@arcelor.com	
Jean Lasar	+352 4792 2359		
(France)			
Sandra Luneau:	+33 1 41 25 65 04		
(Spain)			
Ignacio Agreda:	+34 94 4894162		
Oscar Fleites:	+34 985 1260 29		

Arcelor S.A.
19,avenue de la Liberté L–2930 Luxembourg
www.arcelor.com

File No. 82-34727

arcelor

PRESS RELEASE

Arcelor announces that 98.5% of Dofasco's Common Shares have been deposited to its offer

Luxembourg, March 8, 2006 - Arcelor S.A. announces that an additional 7,967,623 common shares of Dofasco Inc. (TSX: DFS), including shares deposited by guaranteed delivery, were deposited to Arcelor's offer to acquire all of the outstanding common shares of Dofasco for CAD$71.00 in cash per Dofasco common share between February 20, 2006, the previous expiry date of the offer, and 8:00 p.m. on March 7, 2006, the latest expiry date of the offer. To date, a total of 77,530,766 common shares of Dofasco, representing 98.5% of all outstanding Dofasco common shares, have been deposited to Arcelor's offer. Payment for all deposited Dofasco common shares, for which payment has not already been made, is expected to be made on or prior to March 10, 2006.

Its offer for Dofasco having expired, Arcelor intends, as soon as permitted, to acquire the remaining Dofasco common shares by means of a statutory compulsory acquisition procedure under the applicable provisions of the *Canada Business Corporations Act* at the same price as the offer price.

Arcelor also intends, upon acquiring a sufficient number of Dofasco common shares, to de-list the common shares from the Toronto Stock Exchange.

About Dofasco

Established in 1912, Dofasco is a leading North American steel solutions provider. Product lines include hot rolled, cold rolled, galvanized, Extragal(TM), Galvalume(TM), and tinplate flat rolled steels, as well as tubular products, laser-welded blanks and Zyplex(TM), a proprietary laminate. Dofasco's wide range of steel products is sold to customers in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries. The company has additional operations in Canada, the United States and Mexico. Dofasco also owns 98.7% of Québec Cartier Mining (QCM). QCM owns and operates the Mont-Wright open pit mine and a pellet plant at Port-Cartier.

About Arcelor

Arcelor is the number one steel company in the world with a turnover of 32.6 billion euros in 2005. The company holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers.

Arcelor employs 96,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

Corporate Communications
Tel.: +352 4792 5000
E-mail: press@arcelor.com

Patrick Seyler: +352 4792 2360
Luc Scheer: +352 4792 4455
Jean Lasar: +352 4792 2359

(USA and Canada)
Ian Blair (Hill & Knowlton Canada)
+1 (416) 522-0717
ian.blair@hillandknowlton.ca

(Spain)
Ignacio Agreda: +34 94 489 4162
Oscar Fleites: +34 98 512 60 29

(France)
Sandra Luneau +33 1 41 25 65 04

Dofasco
Gordon Forstner : +1 905 548 7200

Investor relations
E-mail: investor.relations@arcelor.com
Martine Hue: +352 4792 2151
00 800 4792 4792 (toll-free, from the EU and Switzerland)
+33 1 41 25 9898